Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

FOIA Confidential Treatment Request

Pursuant to Rule 83 by Fogo de Chão, Inc.

January 27, 2015

Re:	Fogo de Chão, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted December 23, 2014

CIK No. 0001627487

Ms. Anne Nguyen Parker

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Parker,

On behalf of our client, Fogo de Chão, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated January 16, 2015 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement (including exhibits) and three marked copies of the Registration Statement showing the changes to the Registration Statement filed on December 23, 2014.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	2	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

General

1.	Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:	In response to the Staff’s comment, the Company advises the Staff that it will provide mock-ups of any pages including pictures and graphics to be presented, along with any accompanying captions, prior to printing and distribution of the preliminary prospectus. The Company acknowledges that the Staff may have comments after reviewing the materials.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that, to date, neither the Company, nor anyone authorized to do so on its behalf, has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide the Staff with written communications used in presentations to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 1

3.	In several places, you have stated that you believe certain things, such as:

•	that your AUVs and restaurant contribution margin are “among the highest in the fullservice dining category,”

•	that you are able to produce “industry-leading restaurant-level profitability,”

•	that for Fiscal 2013, your food and beverage costs and compensation and benefits costs as a percentage of revenue “is approximately 750 basis points lower than the average within the full-service restaurant industry in the United States,”

•	that you have “industry-leading cash-on-cash returns,” and

•	that your guests per restaurant in Fiscal 2013 is “approximately 60% more guests per restaurant than [y]our fine-dining competitors.”

With a view toward disclosure, please provide us a basis for each of these beliefs.

Response:	In response to the Staff’s comment, the Company is supplementally providing under separate cover copies of documentation evidencing the Company’s beliefs in the statements cited in the Staff’s comment. Such documentation has been marked to identify the specific information giving rise to the basis for the Company’s beliefs. The Company has also revised pages 2, 4, 5, 70, 72 and 73 of the Registration Statement to clarify the basis for the Company’s beliefs.

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	3	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

Our Competitive Strengths, page 2

Industry-Leading Cash-on-Cash Returns…page 4

4.	Please define the term cash-on-cash returns and disclose how you compute this measure. Also, provide more clarity on how you use the measure and why investors would find the measure useful.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages iii, 4 and 72 of the revised draft of the Registration Statement to include the definition and computation of cash on cash returns and to provide clarity about why investors find the measure useful.

Grow our Restaurant Base, page 5

5.	We note the reference to a study prepared by Buxton throughout the filing. If that study or any other third party source referenced in this filing was commissioned by you, please provide a consent by such third party. Refer to Securities Act Rule 436.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that it will file a consent from Buxton as Exhibit 23.3 to the first public filing of the Registration Statement.

Risk Factors, page 16

We rely heavily on certain vendors, page 22

6.	We note your disclosure regarding receiving products and supplies from US Foods, Inc. Please file your agreement with US Foods, Inc. as an exhibit or advise.

Response:	In response to the Staff’s comment, the Company respectfully submits that it does not believe that its agreement with US Foods, Inc. is a material agreement required to be filed as an exhibit to the Registration Statement. Item 601(b)(10)(ii) requires that a registrant file “every contract not made in the ordinary course of business which is material to the registrant.” The Company believes that its agreement with US Foods, Inc. is made in the ordinary course of business because it is a supply contract for its ingredients. Item 601(b)(10)(ii) requires that a registrant file an ordinary course contract if it meets one of the enumerated requirements:

Subpart (A): contracts with related parties. The Company is not affiliated with US Foods, Inc.

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	4	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

Subpart (B): contracts upon which a registrant’s business is “substantially dependent”. The Company is not substantially dependent on its agreement with US Foods, Inc. generally, or as it relates to any particular product covered by such agreement. The Company believes that it could find other suppliers that meet the Company’s standards with respect to any ingredient covered by the US Foods, Inc. agreement without materially impacting its operations. The Company believes it could source such agreements on substantially similar terms and on short notice if its relationship with US Foods, Inc. changed, if US Foods, Inc. significantly raised prices or stopped supplying any product or if the Company chose not to continue business with US Foods, Inc.

Subpart (C): contracts for the acquisition or sale or property, plant or equipment for consideration in excess of 15% of the registrant’s fixed assets on a consolidated basis. The US Foods, Inc. contract is not an agreement for the acquisition or sale of property, plant or equipment.

Subpart (D): material leases. The US Foods, Inc. contract is not a lease.

Based on the foregoing, the Company does not believe that its agreement with US Foods, Inc. is a material contract required to be filed as an Exhibit to the Registration Statement by Item 601(b)(10) of Regulation S-K.

Our growth may be hindered immigration restrictions, page 27

7.	Please revise this risk factor subheading to address the specific risk regarding your past difficulty in obtaining visas, as discussed in the second paragraph of this risk factor.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Registration Statement.

Our Credit Facilities impose operating and financial restrictions, page 32

8.	If there is a risk that you may not be able to maintain one of your required financial covenants, please show how you currently meet the covenants versus what is required, so that investors may assess the risk.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe there is currently a risk that it will not be able to maintain its required financial covenants. The Company has revised the disclosure on page 32 of the Registration Statement to disclose its financial covenant ratios as of September 28, 2014.

Use of Proceeds, page 42

9.	We note from the Use of Proceeds that a portion may be used to repay indebtedness. If known prior to effectiveness the amount that will be used to repay indebtedness, please indicate the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K.

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	5	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

Response:	In response to the Staff’s comment, the Company advises the Staff that it expects to know the amount of proceeds from the offering that will be used to repay indebtedness prior to printing any preliminary prospectus. At such time, the Company will revise the Registration Statement to indicate the interest rate and maturity of such indebtedness, and, if such indebtedness was incurred within one year, to describe the use of the proceeds of such indebtedness.

Management’s Discussion and Analysis, page 49

Results of Operations, page 54

10.	Throughout results of operations section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. Revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, cost of revenues and other items. Rather than simply using the term “primarily” in describing changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989).

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55, 56, 59, 60 and 62 of the Registration Statement to add disclosure about the amount of the changes contributed by each of the factors identified.

11.	Please expand to further explain the “certain cost saving initiatives” that resulted in the decrease in your food and beverage costs as a percentage of revenue, as discussed on pages 54 and 59.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 54, 55 and 59 of the Registration Statement to explain the certain cost savings initiatives that resulted in a decrease in the Company’s food and beverage costs as a percentage of revenue.

Thirty-Nine Weeks ended September 28, 2014…, page 54

Compensation and Benefits Costs, page 55

12.	Throughout your discussion here and elsewhere as appropriate, please quantify each factor cited that contributed to the change in the indicated expense category. Also, explain why higher revenue results in increased labor as disclosed here.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 55 and 59 of the Registration Statement to quantify each factor cited that contributed to changes in expense categories and to explain why higher revenue resulted in increased labor costs.

Liquidity and Capital Resources, page 61

13.

We note that you are a holding company with no independent operations or assets and are dependent on cash flow generated by your subsidiaries. Please revise to disclose the nature and terms of any restrictions imposed on your ability to obtain cash from your

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	6	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

subsidiaries by dividend or loan under debt or other agreements pursuant to Rule 4-08(e) of Regulation S-X. Also, disclose the amounts of cash dividends paid to you for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, respectively, pursuant to Rule 12-04 (b) of Regulation S-X.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 61 and 62 of the Registration Statement to disclose restrictions on its ability to obtain cash from its subsidiaries, as well as the amount of cash dividends paid to the Company for each of the last three fiscal years by consolidated subsidiaries, unconsolidated subsidiaries and 50% or less owned persons accounted for by the equity method.

14.	You disclose on page 19 that Brazilian law permits the Brazilian government to impose restrictions that may limit you from remitting cash from Brazil outside of Brazil. Given the significant operations that you have in Brazil, please expand your disclosure to discuss the consequences on your liquidity and cash flows of any extended periods it takes for you to repatriate cash from Brazil and what measures you take to ensure sufficient liquidity pending repatriation.

Response:	In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that consequences of an extended period required to repatriate cash from Brazil would have a material impact on the Company’s liquidity and cash flow. The Company supplementally advises the Staff that in each of the prior three fiscal years the Company has repatriated approximately $9.6 million (Fiscal 2011), $16.5 million (Fiscal 2012) and $2.9 million (Fiscal 2013) from its Brazilian operations through cash distributions between its consolidated subsidiaries. Additionally, in Fiscal 2014, the Company repatriated approximately $[***Redacted***] from its Brazilian operations through cash distributions between its consolidated subsidiaries. The parent company has never received distributions from its consolidated subsidiaries, unconsolidated subsidiaries or 50% or less owned persons. The Company advises the Staff that when it has chosen to repatriate cash from Brazil, it has done so opportunistically, and not as a source of working capital. The Company’s Brazilian operations are typically funded from cash generated within Brazil and the Company’s United States operations are typically funded from cash generated in the United States. As such, the Company has minimal need to transfer cash between the United States and Brazil for working capital purposes. Further, the Company intends for the foreseeable future to utilize cash generated in both Brazil and United States for future expansion in each respective geography, thereby minimizing any foreign exchange impact related to retained profits on the Company. As such, the Company respectfully submits that additional disclosure about consequences of extended periods without repatriation from Brazil would not provide meaningful information to investors.

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	7	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

Contractual Obligations and Commitments, page 63

15.	Given the materiality of your interest expense, please include scheduled interest payments in the table. If certain interest rates are unknown or variable, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of future payments, with disclosure of the methodology utilized.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 63 of the Registration Statement.

Management, page 85

16.	Please expand the disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant’s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 85, 86 and 87 of the Registration Statement.

Stockholders Agreement, page 100

17.	Please file the stockholders agreement as an exhibit.

Response:	In response to the Staff’s comment, the Company advises the Staff that it expects to amend and restate its current stockholders agreement in connection with this offering. The Company intends to file an amended and restated stockholders agreement as an exhibit to a future amendment to the Registration Statement.

Principal and Selling Stockholders, page 101

18.	Please tell us, when the selling shareholders are known, whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Response:	The Company acknowledges the Staff’s comment and undertakes to comply with it as applicable. The Company will disclose in a future filing of the Registration Statement, when the selling shareholders are known, whether any are broker-dealers or affiliates of broker-dealers.

19.	Please include the natural person or persons who have voting and dispositive control of the shares included in Funds affiliated with Thomas H. Lee Partners, L.P., listed in the table.

Response:	In response to the Staff’s comment, the Company directs the Staff to the disclosure in footnote 2 on page 103 of the Registration Statement. Additionally, the Company has revised the disclosure in footnote 2 on page 103 of the Registration Statement to further clarify the particular individuals who have voting and dispositive control of the shares included in the THL Funds.

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	8	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

Underwriting, page 110

20.	Please revise to state that the selling shareholders “may be deemed” underwriters.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Registration Statement.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 2: Summary of Significant Accounting Policies, page F-10

Segment Reporting, Page F-17

21.	We note that you disclose the following:

•	Your segments consist of two operating segments due to geography: United States and Brazil.

•	You consider the two operating segments to be similar in terms of economic characteristics, principally in regard to long-term financial performance and long-term average margins.

•	You aggregate the United States and Brazil segments into a single reporting segment, as you believe this is consistent with the objective and basic principles of providing information about the types of business activities in which you operate.

•	Your Brazilian operations, and any other future international operations, expose you to economic, regulatory and other risks, such as regulatory requirements, increases in the cost of labor, difference in political, social and economic conditions.

•	The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government’s actions to control inflation have at times involved setting wage and price controls, and imposing exchange controls that may limit your ability to convert foreign currencies such as the real into US dollars or to remit payments by your Brazilian subsidiaries.

Given the above, please explain to us in further detail how your segment reporting is consistent with the objective of requiring disclosures in regard to segments about different economic environments in which an entity operates as specified in ASC 280-10- 10-1. Given the disparate geographies of Brazil and the United States, tell us all of the significant economic characteristics existing in each of Brazil and the United States you considered in your assessment and how they are similar to or differ from one another in reaching your conclusion that aggregating your operating segments is appropriate. In so doing, tell us if there are any macroeconomic indicators that have varied or are expected to vary between Brazil and the United States and what these indicators are, and how

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	9	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

they support your assertion that your operating segments exhibit similar long-term financial performance that qualify for aggregation. As an example in connection with the preceding, please address currency risk and exchange controls and other relevant significant economic factors such as labor costs, rents and taxes in Brazil relative to the United States. In addition, so that we may better understand your circumstances, please provide us with your performance metrics (average margins, comparable restaurant sales growth, average unit volumes, restaurant contribution, restaurant contribution margin) for each of your United States and Brazil segments for each of the last three fiscal years and your projections for same for a sufficiently reasonable period.

Response: The Company advises the Staff that it operates all of its restaurants in a consistent manner and strives to bring the authentic churrasco experience to its guests in each location, regardless of geography. The Company routinely shares employees between its restaurants in the United States and Brazil in order to help promote this authenticity and consistency. Additionally, the type of customers that frequent the Company’s restaurants are similar in both the United States and Brazil and include customers from middle-to-high-income households seeking fine dining to upscale or polished casual dining experiences. Management formulates its operational strategies by analyzing the Company’s restaurant operations in numerous ways, including restaurant location; however the Company respectfully advises the Staff that, as further described in the Company’s response below, the macroeconomic environment of Brazil as compared to the United States has not historically been a specific driver or focus for the Company and is not expected to be a specific driver or focus in the future.

Aggregation of Operating Segments into a Reportable Segment

As noted in its Registration Statement, the Company has concluded that both its United States and Brazil operations represent operating segments. ASC 280-10-50-10 states that a public entity shall report separately information about each operating segment that meets both of the following criteria:

•	Has been identified in accordance with ASC 280-10-50-1 and 280-10-50-3 through 50-9 or results from aggregating two or more of those segments in accordance with the Aggregation Criteria (below).

•	Exceeds the quantitative thresholds in ASC 280-10-50-12.

The Aggregation Criteria in ASC 280-10-50-11 states that two or more operating segments may be aggregated into a single reportable segment if aggregation is consistent with the objective and basic principles of ASC 280, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•	The nature of the products, services and production process;

•	The type or class of customer for their products and services;

•	The methods used to distribute their products or provide their services; and

•	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	10	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

Consistency with Objective and Basic Disclosure Principles of ASC 280

The Company currently operates 33 restaurants, 24 in the United States and nine in Brazil, using a single restaurant concept and brand, Fogo de Chão. At each of its restaurants, the Company delivers an authentic Brazilian dining experience through the combination of its authentic Brazilian cuisine, continuous service model and prix fixe menu. The Company believes the ability to provide a consistent and high quality experience at each of its restaurants, regardless of geography, is essential to competing in the restaurant industry in general, and the specialty and fine-dining categories in particular. Consistent with this objective, the Company makes investments that are focused on its global business (rather than individual geography), such as brand management, restaurant operational excellence, new site selection, customer service, supply chain management and talent management.

The Company has pursued, and will continue to pursue, a disciplined restaurant growth strategy in markets where it believes it is capable of achieving sales volumes and restaurant contribution margins that generate attractive cash-on-cash returns, regardless of geography. While the Company’s criteria for evaluating market expansion opportunities include general macroeconomic factors, such as total population and population density, guest demographics, total DMA restaurant sales, gross domestic product per capita, labor force and unemployment rates, availability of premier site locations, competition penetration and projected unit economics, among other factors, which may be impacted by geography, once a restaurant is opened, the Company manages and operates each restaurant using the same service model. The Company’s operating model originated in Brazil and was brought to the U.S. with the specific goal of offering an authentic dining experience to its guests, so that a customer in, for example, Dallas would have the same experience as a customer in, for example, Moema. Additionally the majority of the Company’s current U.S. general managers were originally employed in Brazilian locations and subsequently transferred to management roles in the Company’s locations in the United States. On an annual basis, the Company employs a strategic business planning and budgeting process where it develops corporate-level initiatives and overall profitability targets to plan for a reasonable consolidated level of profitability. The Company’s Chief Operating Decision Maker prioritizes resource allocations to enterprise-wide initiatives that are expected to benefit all of the Company’s locations, such as integrated information technology platforms, marketing strategies or new menu offerings and concepts. For example, the Company has recently begun to host an annual global leadership conference to outline enterprise-wide management goals for the upcoming year.

In determining to aggregate its two operating segments into a single reportable segment, the Company considered the impact of the following macroeconomic factors:

•

Foreign Currency Exchange Risk. With respect to its operations in Brazil, the Company’s consolidated financial results are impacted by changes in the exchange rate between the US Dollar and Brazilian real. For example, a strengthening of the US Dollar against the Brazilian real would have a negative translation on the Company’s Brazilian operating results upon conversion of those results into US dollars in the consolidation process. However, because the Company’s Brazilian operating segment transacts in Brazilian real, the Company benefits from a natural hedge against the effect of such currency fluctuation, as any gain or loss in revenue as a result of foreign currency translation is significantly offset by higher or lower food and beverage costs and lower selling, general and administrative costs that are generated in Brazilian real, with an ultimate limited impact on the Company’s individual segment or consolidated margins. Furthermore, the Company’s Brazilian operations are typically funded from cash generated within Brazil

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	11	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

and the Company’s United States operations are typically funded from cash generated in the United States. As such, the Company has minimal need to transfer cash between the United States and Brazil for working capital purposes. Further, the Company intends for the foreseeable future to utilize cash generated in both Brazil and United States for future expansion in each respective geography, thereby minimizing any impact of foreign exchange related to retained profits on the Company.

•	Inflation Risk. The Company advises the Staff that it does not believe that inflation has had a material impact on its financial position or results of operations to date and does not currently expect inflation to impact its financial position or results of operations for the foreseeable future. Regardless of geography, the Company consistently attempts to manage the effect of inflation on its business by price increases passed along to customers, focus on waste reduction and increased labor productivity. Due to the fact that the Company manages inflation risk similarly across geographies, the lack of impact of inflation on the Company’s operating results has also been consistent across geographies. For the foreseeable future the Company intends to utilize cash generated in Brazil and the United States, respectively, to fund restaurant expansion in each geography, thereby reducing the Company’s exposure to inflation.

•	Taxes. Each of the Company’s key performance metrics, including restaurant contribution, restaurant contribution margin, comparable restaurant sales growth, average unit volumes and Adjusted EBITDA, exclude the impact of federal, state or local taxes incurred by the Company in the jurisdictions in which it operates. The Company’s operations in Brazil are taxed on a “presumed profits” method as a percentage of revenue, while its United States operations are taxed on an income tax methodology as a percentage of net income. In any case, the Company’s tax strategy is determined at a corporate level after considering the consolidated effective tax rate for all jurisdictions in which the Company operates, regardless of geography. Although the tax regimes in Brazil and the United States may differ, differences in tax environments are managed consistently within the Company to minimize the consolidated effective tax rate.

•

Other Risks. While the Company has identified and considered certain additional risks related to government regulation and macroeconomic conditions in Brazil as compared to the United States in its Registration Statement, the Company’s financial performance has not been, and is not currently expected to be materially impacted by such factors, including potential government regulation and differences in political, social and economic conditions. For example, in each of the last three fiscal years, the Company’s restaurant contribution margins in the United States and Brazil have been substantially similar (see —Similar Economic Characteristics below). Additionally, the Company advises the Staff that if its financial performance or results of operations were to be impacted by factors such as potential government regulation, the Company believes that such impact would be consistent between its United States operations and Brazilian operations. For example, in both the United States and Brazil current regulations require the Company to pay a minimum wage to its hourly employees. The Company believes that the type and manner of regulations impacting the restaurant industry has been, and will continue to be, implemented on a relatively consistent basis across the geographies in which it operates. Although on a short-term basis the Company’s performance expectations can vary from geography to geography (corporate level initiatives and investment decisions can have an impact on geographic performance in a particular isolated period), the Company expects its financial performance to be consistent across geographies over the long-term. Given the similarity between restaurant-level profitability in both the Company’s United States and Brazilian operating segments, there have not

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	12	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

been disparate differences between occupancy and labor costs in Brazil and the United States that have caused the Company to evaluate or manage its operations differently. During its 2013 and 2014 fiscal years, the Company’s prime costs, consisting of food and beverage costs and compensation and benefits costs, as a percent of revenue, have been between [***Redacted***] in both the United States and Brazil. In the foreseeable future, the Company continues to target prime costs of between [***Redacted***], regardless of geography. During its 2013 and 2014 fiscal years, the Company’s occupancy and other operating costs as a percent of revenue have been between [***Redacted***] in both the United States and Brazil and the Company expects this trend to continue for the foreseeable future.

In considering whether aggregating its two operating segments into a single reportable segment is consistent with the objective and basic principles of ASC 280, the Company also considered the totality of all disclosures included in all parts of the Registration Statement. Financial information presented within the Registration Statement includes entity-wide disclosures, including revenue, goodwill and long-lived assets by geographic region. Additionally, income tax disclosures by jurisdiction required by ASC 740, Income Taxes are transparently disclosed in the notes to its consolidated financial statements included in the Registration Statement. Finally, the Company states in the Registration Statement that its average margins are consistent and do not vary by geography. The Company further discloses revenue by geography, which provides a means for readers to derive approximate margins by geography with the information already disclosed in the Registration Statement.

Accordingly, the Company believes that aggregating its two geographic operating segments into one reportable segment is consistent with the objectives and basic disclosure principles of ASC 280 as it provides similar information used by the Company to evaluate its performance and allocate resources.

Similar Economic Characteristics

ASC 280-10-50-11 states that operating segments with similar economic characteristics “often exhibit similar long-term financial performance,” such as similar long-term average gross margins. Additionally, the implementation guidance in ASC 280-10-55-7A states that the similarity of economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. As noted in its Registration Statement, the Company uses restaurant contribution, restaurant contribution margin, comparable restaurant sales growth and average unit volumes to evaluate the performance of its restaurants.

In response to the Staff’s comment, the Company has provided information regarding its performance metrics for the [***Redacted***] fiscal years ended December 28, 2014 and forecasted metrics for the Company’s [***Redacted***] fiscal years. The financial information for the fiscal year ended December 28, 2014 is preliminary.

Restaurant Contribution and Restaurant Contribution Margin (dollars in thousands):

Restaurant contribution is defined as revenue less restaurant operating costs including prime costs (food and beverage costs and compensation and benefits costs) and occupancy and other costs excluding depreciation and amortization. Restaurant contribution margin is defined as restaurant contribution as a percentage of revenue. The following table sets forth restaurant contribution and restaurant contribution margin for the United States, Brazil and on a consolidated basis.

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	13	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***	][1]
United States	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***	]
United States Margin	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***	]
Brazil	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***	]
Brazil Margin	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***	]
Consolidated	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***	]
Consolidated Margin	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***	]

In reviewing the financial operating results of each operating segment, the Chief Operating Decision Maker primarily focuses on revenues and restaurant operating costs as a percentage of revenue. Food and beverage costs and compensation and benefits costs (or “prime costs”) costs and facilities-related costs (including rent) comprise the majority of the Company’s restaurant operating costs and have resulted in similar long-term average margins regardless of geography. The Company targets a consolidated average contribution margin, regardless of geography, of between approximately [***Redacted***]. For each of the historical periods presented above, the Company’s prime costs, consisting of food and beverage costs and compensation and benefits costs, as a percent of revenue, have been between [***Redacted***] in both the United States and Brazil in both the United States and Brazil. Additionally, for each of the historical periods presented above, the Company’s occupancy and other operating costs as a percent of revenue have been between [***Redacted***] in both the United States and Brazil.

As detailed above, the Company’s consolidated restaurant contribution margins range from [***Redacted***] for the periods presented. Although on a short-term basis the Company’s results have varied from geography to geography as corporate-level initiatives and investment decisions have impacted geographic performance in a particular isolated period, the Company respectfully advises the Staff that its financial performance has been consistent across geographies over the long-term and is expected to continue to converge going forward. Historically, the Company’s mix of restaurant sizes (high, medium and low volume) and the variability of restaurant openings in the United States and Brazil have impacted the Company’s results in the United States and Brazil, with a more prominent impact in Brazil (a smaller market). The Company respectfully advises the Staff that, as the Company continues to open restaurants in the United States and Brazil, it believes that the effect of this variability between market sizes will diminish, resulting in more consistent margins between the United States and Brazil. While restaurant contribution margins have been similar in each of the Company’s operating segments, the Company’s Brazil operating segment experienced slightly higher contribution margins as compared to the United States segment as a result of the following:

•	During fiscal 2014, as disclosed in the Registration Statement, the Company’s Brazil operating segment benefited from a significant increase in restaurant traffic during the World Cup resulting in an approximate increase of $5.0 million in revenue and an approximate [***Redacted***]% impact on contribution margin.

[1]	[***Redacted***]

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	14	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

•	During 2012, the contribution margin of the Company’s United States operating segment was negatively impacted by a one-time compensation charge of approximately $2.1 million related to the Acquisition described in the Registration Statement.

•	During 2012 and 2011 the Company’s contribution margins in Brazil were positively impacted by the opening of the Rio de Janeiro restaurant in June 2011. The restaurant opened up with a significant honeymoon period during the first 12 months of operations and achieved greater than [***Redacted***] margins in 2012.

Average Unit Volume (in thousands):

Average unit volumes, or AUVs, consist of the average sales of all restaurants that have been open for a trailing 52-week period or longer in a given fiscal year. The following table sets forth the Company’s AUVs in the United States, in Brazil and on a consolidated basis, in each case on a constant currency basis to compare results between periods as if exchange rates had remained constant period-over-period. The table below calculates constant currency at a foreign currency exchange rate of 2.297 Brazilian real to 1 US Dollar. Although, as discussed above under “Consistency with Objective and Basic Disclosure Principles of ASC 280”, the Company benefits from a natural hedge against the effect of currency fluctuation, the Company has presented the information below on a constant currency basis so that the Staff can more easily see the trends in AUVs.

	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
United States	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
Brazil	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
Consolidated	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]

The Company respectfully advises the Staff that it does not typically evaluate AUVs on a geography-by-geography basis, but on a consolidated basis, as consolidated AUVs are a standard performance metric in the restaurant industry that the Company believes investors find useful and allows the Company to assess the overall performance of its restaurant base. Overall, the Company’s AUVs are impacted by the mix of high, medium, and low volume restaurants operated in each region, regardless of geography. The Company respectfully advises the Staff that variability in its AUVs between the United States and Brazil is primarily driven by the number of high, medium and low volume restaurants in a particular geography, which has historically had a more prominent impact on the Company’s Brazilian operations (as Brazil is a smaller market). AUVs are also driven by the particular square footage of a restaurant. The Company operates only 9 locations in Brazil and in 2012 opened a Rio restaurant, which is a high volume location and drove increased AUVs from 2011 to 2013. The increase in AUVs in Brazil in 2014 was also significantly impacted by the World Cup driving significant one-time traffic to most of the Company’s Brazilian locations, as described in the Registration Statement.

Comparable Restaurant Sales Growth:

Comparable restaurant sales growth reflects the change in year-over-year sales for comparable restaurants. The Company considers a restaurant to be comparable during the first full fiscal quarter following the eighteenth full month of operations.

	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
United States	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
Brazil	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]
Consolidated	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]	[***Redacted***]

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	15	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

As demonstrated by the table above, management’s strategy is to have consistent long term growth across its restaurants, regardless of geography. The Company notes that the increase in comparable restaurant sales growth in fiscal 2014 for the Company’s Brazil operating segment was due primarily to a one-time increase in revenue of approximately $5.0 million related to traffic driven by the 2014 World Cup, which took place in Brazil during that period.

The Company plans to grow its number of restaurants in each location on a relative basis, however, the Company believes there are significantly more potential restaurant locations in the United States than Brazil, so management expects that its Brazil operations will remain a smaller portion of the consolidated revenues of the Company. Based on its current forecasted financial information, the Company believes that the long term margins in both Brazil and the United States further support that its operations are of similar economic characteristics.

Nature of Products and Services and Production Processes

The Company’s restaurants in the United States and Brazil use a similarly skilled workforce (employing gaucho chefs with similar experience, expertise and training), similar raw materials (proteins, produce and beverages), and similar facilities (restaurants in metropolitan and affluent areas ranging from 7,000 square feet to 16,000 square feet per restaurant). The Company routinely shares employees between its restaurants in the United States and Brazil in order to help promote its authenticity and consistency. Critical to the Company’s success has been its specialization in fire-roasting high-quality meats utilizing the centuries-old Southern Brazilian cooking technique of churrasco, which is used in each of its locations. At each location, regardless of geography, the Company offers a similar prix fixe menu to its guests, consisting of a tasting menu of meats featuring up to 20 cuts of meat, as well as a Market Table.

Type and Class of Customer

The Company operates each of its restaurants with the same restaurant concept and service model offered at similar prices using a prix fixe menu, regardless of geography. As a result, the type and class of customers are similar in both the United States and Brazil and include customers from middle-to-high-income households seeking fine dining to upscale or polished casual dining experiences. The Company’s goal is provide the same customer experience at all of its locations regardless of the city or country in which the customer dines. The Company’s customers include guests dining out for various occasions, including intimate gatherings, family get-togethers, business functions, convention banquets and other celebrations.

Methods Used to Distribute Products and Services

The Company’s restaurants in both United States and Brazil distribute products and services to customers as full service dining restaurants using the same processes, menu

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	16	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

offerings (including the Portuguese description of meats at restaurants in the United States), service steps, cooking style and traditional gaucho dress. Each of the Company’s restaurants operates using a continuous service model and the dining experience in both the United States and Brazil are intended to be almost identical. All of the Company’s locations allow guests to begin at the Market Table, or to receive immediate entrée service table-side from its gaucho chefs by turning a service medallion, found at each guest’s seat, green side up.

Nature of the Regulatory Environment

While the food service industry is not highly regulated, each of the Company’s restaurants are subject to laws and regulations regarding food safety, alcoholic beverage sales, employee matters, information security and applicable taxes. Development and construction of additional restaurants are also subject to compliance with applicable zoning, land use and environmental regulations in both countries. The nature of the regulatory environment has not played a significant role in the Company’s business, as the Company’s internal guidelines and standards have historically been, and are expected to continue to be, more stringent than the external regulations applicable to the Company in any geography.

Conclusion:

The objective of ASC 280 is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements better understand the public entity’s performance, better assess it prospects for future net cash flows and make more informed judgments about the public entity as a whole. Given the foregoing, the Company respectfully advises the Staff that it does not believe that its operating segments engage in disparate business activities nor does it believe changes in the economic environments in which it operates have a disproportionate effect on the operations or financial performance of its operating segments. The Company considers its two operating segments to be sufficiently similar in terms of economic characteristics, production processes and operations, with similar long-term financial performance and long-term average margins. Accordingly, the Company respectfully advises the Staff that it believes that it meets the aggregation criteria for each of its two operating segments, as defined in ASC 280, and the presentation of its financial information and results of operations as a single reportable segment is appropriate.

Item 17. Undertakings, page II-4

22.	Please also include the Undertaking found in Item 512 (f) of Regulation S-K.

Response: In response to the Staff’s comment, the Company directs the Staff to the disclosure on page II-4 of the Registration Statement, which includes the Undertaking found in Item 512 (f).

Ms. Anne Nguyen Parker
Division of Corporation Finance		January 27, 2015
U.S. Securities and Exchange Commission	17	FOIA Confidential Treatment Request
		Pursuant to Rule 83 by Fogo de Chão, Inc.

Please do not hesitate to contact me at (212) 450-4674, (212) 701-5674 (fax) or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail

Mr. Lawrence Johnson, Chief Executive Officer

Mr. Albert McGrath, General Counsel

Fogo de Chão, Inc.